RNS Total Voting Rights TOTAL VOTING RIGHTS UNILEVER PLC Released 11:27:32 01 August 2023 RNS Number : 9341H Unilever PLC 01 August 2023   1 August 2023   Unilever PLC Voting Rights and Capital Update The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1. Unilever PLC's issued share capital as at 31 July 2023 consisted of 2,629,343,772 ordinary shares of 3 1/9p each. Of those ordinary shares, 112,746,434 were held as treasury shares and 1,469,373 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 31 July 2023, there were 2,515,127,965 shares with voting rights. The figure of 2,515,127,965 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.   This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END TVRUAURRONUWRAR

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